ZI CORPORATION REPORTS SECOND QUARTER 2008 RESULTS OF OPERATIONS

Company Reports Qix Trials Completed – Compelling ARPU Data Push Contract Discussions Forward

CALGARY, AB, August 14, 2008 – Zi Corporation (NASDAQ: ZICA, TSX: ZIC), a leading innovator of mobile discovery and advertising solutions, today announced the financial results for their second quarter ended June 30, 2008. The Company reported a contract extension with Lenovo Mobile to 2011 and the integration of eZiText onto selected HP LaserJet multi-function printers shipping across the globe. The Company also completed its European Qix trials which showed compelling data results.

Total revenue for the second quarter decreased to approximately $2.7 million compared to $3.5 million for the same quarter of 2007. Net loss from continuing operations was approximately $1.5 million or ($0.03) per basic and diluted share, compared to $1.2 million or ($0.02) for the same period in 2007. The second quarter of 2007 included $.4 million of one-time revenue, as previously reported.

Cash and equivalents at June 30, 2008 totaled $2.6 million as compared to $4.9 million at December 31, 2007. Company reports no long term debt. The Canada Revenue Agency completed its audit of the Company’s cross border transactions with no adjustments to previously-filed tax returns.

Commenting on the results of the quarter, Milos Djokovic, President and Chief Executive Officer of Zi Corporation, stated, “While we continued to do a good job containing our operating costs, the second quarter was disappointing from a revenue perspective. Due to phone model changeovers, two of our larger customers reported lower royalties than in previous quarters. Occasionally, model changeovers occur and have a temporary impact on revenues as legacy inventory is exhausted and new model sales ramp. Additionally, due to revenue recognition rules, we were required to push the recognition of revenue from two other significant customers into the third quarter. We believe that we will resume our upward quarterly revenue trend with a solid revenue rebound in the third quarter.”

Djokovic continued, “During the quarter we continued to make very positive progress in developing new revenue producing deals from each of our product categories. This is particularly highlighted by our expanding pipeline of potential seven figure deals in our Qix product category with both OEMs and carriers. The very compelling ARPU results from our previously reported Qix trials in Europe have played a key supporting component of our sales process and we look forward to reporting further on these sales initiatives in the coming quarters. Additionally, during the third quarter, we fully expect to begin realizing revenues from our inaugural North American deal with Telus as they ramp up new model sales efforts heading into the holiday season. We expect that the Telus relationship will lead to the installation of Qix on multiple OEM models going forward, as they are incorporated into the Telus mobile product line up. All in all we’re expecting a very exciting second half of 2008.”

All dollar amounts referenced herein are in US dollars.

Conference Call Information:

Zi Corporation will hold a conference call to review its second quarter results on Thursday, August 14, 2008 at 11:00 a.m. Eastern. Milos Djokovic, President and Chief Executive Officer will host the call. Interested parties may access the conference call by dialing 800-762-8932 (domestic) or 480-629-9572 (international) using conference ID 3912058. Participants are advised to dial-in at least five minutes before the scheduled start time.

A replay of the conference call will be accessible two hours after its completion until 11:59 pm ET on Thursday, August 21, 2008 by dialing 800-406-7325 (domestic) or 303-590-3030 (international) using pin number 3912058. A live webcast and 10-day archive of the call can be accessed at http://www.zicorp.com.

About Zi Corporation:

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation’s suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit www.zicorp.com

Safe Harbor Statement:

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation (“Zi”), including its bottom line, Zi’s future withholding tax liability related to the repatriation of cash from its Chinese subsidiary; the potential for Zi to generate advertising revenues, Zi’s overall revenue growth opportunities related to mobile handset sales worldwide, the revenue growth opportunity related to Zi’s Qix product with new carrier accounts, the ability of Zi to enter into new licensing agreements related to its eZitext, eZiType and Decuma products, and, the impact of Zi’s cost-cutting initiatives and its ability to achieve profitable operations. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: competition; the growth trends in the input technology industry; new product development and services offerings; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of OEM customers and variations in their customer demand for products and services; dependence on the introduction and market acceptance of new product offerings and standards, in particular Zi’s Qix product offering; rapid technological and market change; matters affecting Zi Corporation’s significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi’s ability to manage financial risk; Zi’s ability to successfully perform its license agreements and ability to successfully enter into new license agreements with new and existing customers; Zi’s ability to raise capital on terms favourable to it, if at all; the compliance with the terms of the settlement by the court-appointed receiver of the Lancer Management Group and by Zi Corporation; currency fluctuations and other international factors; potential volatility in operating results, Zi’s current and future operating expense levels and R&D expense levels; Zi’s ability to repatriate cash from its Chinese subsidiary in the future and the manner in which such repatriation is permitted to occur under applicable regulation and other factors listed in Zi Corporation’s filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiText and eZiType are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:
Cameron Associates Inc.	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-554-5488	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com

Financial Tables Follow

Consolidated Balance Sheets

	June 30, 2008	December 31, 2007

(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$2,617,541	$4,979,193
Restricted cash	—	2,740,702
Accounts receivable, net of allowance of $454,070 (December 31, 2007 – $454,070)	1,670,927	2,644,413
Prepayments and deposits	495,217	677,262

Total current assets	4,783,685	11,041,570
Capital assets – net	981,453	931,921
Intangible assets – net	3,870,023	3,721,623

	$9,635,161	$15,695,114

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$2,853,584	$4,677,007
Deferred revenue	2,150,780	4,500,044
Deferred tax	14,497	14,636

Total current liabilities	5,018,861	9,191,687

Shareholders’ equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	—	—
Unlimited number of common shares, no par value, authorized, 50,607,957 (December 31, 2007 – 50,557,957) issued and outstanding	115,000,476	114,991,895
Additional paid-in capital	4,349,228	3,860,022
Warrants	1,403,160	1,403,160
Accumulated deficit	(116,255,324)	(113,702,097)
Accumulated other comprehensive income (loss)	118,760	(49,553)

	4,616,300	6,503,427

	$9,635,161	$15,695,114

Consolidated Statements of Loss

	Three Months Ended June 30,		Six Months Ended June 30,

(All amounts in United States of America dollars except share amounts) (unaudited)	2008	2007	2008	2007

Revenue	$2,725,402	$3,489,416	$5,759,065	$6,120,426
Cost of sales	(79,293)	(65,906)	(149,285)	(103,236)

Gross margin	2,646,109	3,423,510	5,609,780	6,017,190

Operating expenses
Selling general and administrative	(2,674,485)	(2,735,189)	(5,452,273)	(5,270,424)
Business taxes	(177,957)	(322,179)	(209,627)	(469,064)
Litigation and legal	(289,030)	(437,078)	(503,260)	(871,538)
Product research and development	(787,066)	(551,964)	(1,453,345)	(1,067,856)
Depreciation and amortization	(368,223)	(439,937)	(748,406)	(912,970)

Operating loss before undernoted	(1,650,652)	(1,062,837)	(2,757,131)	(2,574,662)
Interest on capital lease obligation	—	—	—	(43)
Other interest expense	(167)	(538)	(599)	(2,814)
Interest and other income	6,582	79,980	28,060	112,215

Loss before undernoted	(1,644,237)	(983,395)	(2,729,670)	(2,465,304)
Recovery of impaired note receivable	—	130,931	—	130,931
Income taxes recovery (expense)	146,396	(334,829)	176,443	(473,774)

Net loss from continuing operations	$(1,497,841)	$(1,187,293)	$(2,553,227)	$(2,808,147)
Gain on disposal of discontinued operations	—	—	—	632,601

Net loss	$(1,497,841)	$(1,187,293)	$(2,553,227)	$(2,175,546)

Basic and diluted loss per share from continuing operations	$(0.03)	$(0.02)	$(0.05)	$(0.06)
Basic and diluted income per share from discontinued operations	$—	$(0.00)	$—	$0.01
Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.05)	$(0.05)

Weighted average number of common shares outstanding – basic and diluted	50,576,089	50,542,579	50,567,023	47,358,258
Common shares outstanding, end of period	50,607,957	50,557,957	50,607,957	50,557,957

Consolidated Statements of Cash Flow

	Three Months Ended June 30,		Six Months Ended June 30,

(All amounts in United States of America dollars except share amounts) (unaudited)	2008	2007	2008	2007

Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,497,841)	$(1,187,293)	$(2,553,227)	$(2,808,147)
Items not affecting cash:
Depreciation and amortization	376,709	448,000	764,307	926,118
Stock compensation expense	272,830	163,757	497,788	272,630
Recovery of impaired note receivable	—	(130,931)	—	(130,931)
Decrease (increase) in non-cash working capital
Accounts receivable	1,020,927	(938,673)	973,486	3,046,337
Prepayments and deposits	36,378	(141,173)	182,045	126,988
Accounts payable and accrued liabilities	(1,099,269)	(379,747)	(1,823,423)	(241,211)
Deferred revenue	(1,037,036)	(555,372)	(2,349,264)	(1,636,306)
Deferred tax	(3,690)	138,884	(139)	103,429

Cash flow used in operating activities	(1,930,992)	(2,582,548)	(4,308,427)	(341,093)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares and warrants net of issuance cost	—	—	—	5,533,644
Proceeds from exercise of stock options	—	—	—	94,083
Payment of bank indebtedness	—	—	—	(1,000,000)
Payment of capital lease obligations	—	—	—	(1,833)

Cash flow from financing activities	—	—	—	4,625,894

Cash flow from (used in) investing activities:
Purchase of capital assets	(133,564)	(53,046)	(197,858)	(120,755)
Software development costs	(331,781)	(347,003)	(801,346)	(761,771)
Other deferred costs	—	(14,451)	—	(28,634)
Recovery of impaired note receivable	—	130,931	—	130,931
Changes in restricted cash	—	(65,212)	2,740,702	(388,871)

Cash flow from (used in) investing activities	(465,345)	(348,781)	1,741,498	(1,169,100)

Cash flow from (used in) discontinued operations:
Operating activities	—	—	—	—
Financing activities	—	—	—	—
Investing activities	—	326,347	—	632,601

Cash flow from discontinued operations	—	326,347	—	632,601

Effect of foreign exchange rate changes on cash and cash equivalents	22,136	46,664	205,277	71,580

Net cash inflow (outflow)	(2,374,201)	(2,558,318)	(2,361,652)	3,819,882
Cash and cash equivalents, beginning of period	4,991,742	8,051,047	4,979,193	1,672,847

Cash and cash equivalents, end of period	$2,617,541	$5,492,729	$2,617,541	$5,492,729

Components of cash and cash equivalents
Cash	$2,617,541	$2,404,661	$2,617,541	$2,404,661
Cash equivalents	—	3,088,068	—	3,088,068

Total cash and cash equivalents	$2,617,541	$5,492,729	$2,617,541	$5,492,729
Supplemental cash flow information
Cash paid for interest	$167	$538	$599	$2,857
Cash paid for income taxes	$—	$400,646	$5,171	$460,167